

ROOG

TABLE OF CONTENTS

I. OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.
THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(A) The Company

Name of Company	Roog, Inc
State of Organization	Delaware
Date of Formation	1/29/2016
Entity Type	C-Corporation
Street Address	4519 Yancy St, Dallas, TX 75216
Website Address	https://roog.co

(B) Directors and Officers of the Company

Key Person	Brandon Thurman
Position with the Company	Founder & Head Chief
Other business experience (last three years)	Operations and Sales @ Trip Loop, Austin, TX Team Lead / Supervisor @Ulta Beauty Distribution Center, Dallas, TX

(C) Ownership

Name of Holder	Voting Power
Brandon Thurman	100%

(D) Business Summary

Brandon Thurman's first job was with a small business owner in his hometown of Pine Bluff, Arkansas. He notes his first experience working for a Black business owner as the time that influenced him to someday start his own business. This experience ultimately influenced him to major in Business Management at the United States Military Academy at West Point and work for companies such as Unilever, Ulta Beauty, and a few startups over the past six years. Brandon's inspiration for building a marketplace to highlight small businesses came from his personal experience finding it difficult to search for and support minority owned businesses in the cities that he lived.

ROOG is a Senegalese word that means "god the immensity" or "universal god" and our mission is to bring shoppers from diverse communities together under a universal goal to shop more often at BIPOC, Women, Veteran and LGBTQIA businesses. For many decades, minority business owners have faced challenges growing and diversifying their consumer market when using technology. Today, business owners rely on platforms such as Facebook, Instagram, Yelp and Google Local to list their businesses for consumers to shop. In some cases, business owners have seen a slight increase in their consumer engagement but not a consistent increase to take their small business to the next level. During our interviews with small business owners, we realized that applications such as Yelp will remove positive ratings from business owner profiles if they do not pay a monthly fee for their application. Also, more than half of business owners use additional tools to manage their daily business activities such as scheduling posts, appointments, electronic payments, and online orders.

According to the Minority Business Development Agency (MBDA), average annual gross receipts of minority owned firms were approximately $167,000 compared to $439,000 of non-minority owned firms.[1] This disparity continues to plague development and growth of minority entrepreneurs.

---

[1] https://www.mbda.gov/page/executive-summary-disparities-capital-access-between-minority-and-non-minority-businesses

From the consumer side, shoppers struggle to locate minority-owned businesses within their community and increase patronage for these businesses. We want to drive more awareness to businesses and foster an inclusive environment for consumers and minority business owners. We also aim to sustain the local economy within minority communities by giving consumers the opportunity to help small business owners through hyperlocal delivery within each community.

ROOG, is a marketplace for shoppers to discover unique products and services from Black and Indigenous People of Color (BIPOC), Women, Veteran and LGBTQI businesses in underserved communities. ROOG's mission is to help build a lifelong community that drives loyalty, advocacy, and growth to small businesses. We will create a sustainable business ecosystem for underrepresented businesses that is responsive to the needs of consumers who want to buy their products and services. **Below are screenshots of our minimum viable product (MVP) available for Android users via web app and iPhone users in Apple app store:**


Great!
Continue
Businesses
Save
La Marginal
$20 OFF
$15 OFF
Wild Susan
Personal pickup & Delivery
3-day Juice Cleanse ($30 off)
Limited Time Only
Solubrious
3-day Juice Cleanse
Claim Deal

Our market is minority owned businesses in the United States. Minority business owners represent the following groups: Native American, African American, Hispanic, Latino, Asian, Women, Veterans, and the Disabled. Over the past 15 years, our research shows that the total number of minority-owned businesses in the United States has grown an average of 30% every five years. Currently, there are 11.1M minority owned businesses and our market value is $2.7B at a monthly subscription rate of $250 per month. Our research predicts that there will be approximately 15M minority owned businesses within the United States by 2022.

During our beta period, our go to market strategy will focus on community building among small business owners. In underserved communities, word of mouth has helped small businesses consistently with acquiring new customers. In fact, 88% of business owners surveyed stated that they relied on word of mouth to build their customer base and 37% of consumers stated that they learned about minority owned businesses through word-of-mouth. We will use this method to brand ROOG within communities of color. In addition, we will collaborate with local community leaders to promote ROOG as an inclusive application that will keep them engaged with local news and activities within their community. Another channel to enter into our market will be through the chamber of commerce and small business financing organizations. With the support of these entities, we can scale ROOG aggressively to achieve our goal of 40,000 users and 200 businesses during our first year of launch.

This approach would mitigate our marketing and advertising costs until we secure more funding to market ROOG in multiple cities within the United States.

For our seed round, ROOG is seeking a minimum of $10,000 and maximum of $1,069,000 which will be spent as detailed in paragraph (I). In order to execute our growth strategy, we will allocate $600,000 in 2022 and $750,000 in 2023 towards our operations cost which includes general administrative, marketing, sales, and content creation. This will allow ROOG to make a successful market entry and acquire new business subscriptions while growing revenue through customer purchases.

For a complete business plan, please see **Appendix A**.

(E) Employees

The company currently has 1 full-time employee, 7 consultants. The company may hire or discharge employees in the future to meet its objectives.

(F) Risk Factors

A crowdfunding investment involves risk. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the Ignite Social Impact platform.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Roog, Inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

1. **COMPETITION**

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Roog, Inc competes with many other businesses, both large and small, based on software, brand, price, and customer experience. Changes in customer preference away from Roog, Inc core business or the inability to compete successfully against the with other competitors could negatively affect ROOG's financials.

2. **RELIANCE ON MANAGEMENT**

As a securities holder, you will not be able to participate in Roog, Inc's management or vote on and/or influence any managerial decisions regarding Roog, Inc. Furthermore, if the founders or other key personnel of Roog, Inc were to leave Roog, Inc or become unable to work, Roog, Inc (and your investment) could suffer substantially.

3. FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Roog and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Roog, Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

4. THE COMPANY MIGHT NEED MORE CAPITAL

Roog, Inc may need more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not averse to your interests as an investor. If Roog is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

5. CHANGES IN ECONOMIC CONDITIONS COULD HURT ROOG, INC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively a9ect Roog, Inc's #nancial performance or ability to continue to operate. In the event Roog, Inc ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

6. INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

7. FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Roog, Inc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

8. NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors.

For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Roog, Inc or management), which is responsible for monitoring Roog, Inc's compliance with the law. Roog, Inc will not be required to implement these and other investor protections.

9. THE NOTES ARE UNSECURED AND UNINSURED

The SAFEs are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

10. LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

Please refer to *Appendix G* for additional risks to consider when investing in this offering

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Deadline	July 1, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	1,069,000
If yes, how will the Company deal with the over subscriptions?	We will accept subscriptions on a first come, first-serve basis.

(I) Use of Funds

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Product Development	$10,000	$150,000
Sales & Marketing	$0	$500,000
General & Admin	$0	$350,000
Content	$0	$59,000
Security	$0	$10,000
TOTAL	$10,000	$1,069,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) Investment Process

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount, and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT
Send an email to info@ignitesocialimpact.com no later than 48 hours before the Offering Deadline or go to the dashboard for you user account to cancel manually. In your email, include your name and the name of the Company.

Other information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline
- Ignite Social Impact will notify investors when and if the Target Offering Amount has been raised
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Ignite Social Impact education section.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities

(L) Price of Securities

The Company is offering the Investor the right to certain shares of the Company's capital stock based on terms in the SAFE Agreement attached to this Form C.

(M) Terms of Securities

Overview

The Company is offering "securities" in the form of SAFE Agreement, which we refer to as the "SAFE." The Terms of the SAFE agreement are set forth in the SAFE Agreement accompanying this Form C in **Appendix G**. Copies of the SAFE Agreement are attached to this Form C.

Summary of Terms:

Type of Security	SAFE Agreement
Minimum Investment	$10,000
Maximum Investment	$1,069,000
Discount	20%
Conversion	Equity financing round equal or greater than $1M

(N) Funding Portal

The Company is offering its securities through Ignite Social Impact, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. Ignite Social Impact Central Index Key (CIK) number is 0001810362, their SEC File number is 007-00237, and their Central Registration Depository (CRD) number is 310501

(O) Compensation of the Funding Portal

Ignite Social Impact will be paid 7.0% of the final offering amount, upon the successful completion of the offering. Ignite Social Impact does not receive compensation if the offering does not raise enough funding. Ignite Social Impact, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Ignite Social Impact to acquire an interest

(P) Indebtedness of the Company

Creditor	Amount	Maturity Date
Morse Legal	$ 7,700	10/30/2021

	2019 Fiscal Year	2020 Fiscal Year
Total Assets	$ -	$ -
Cash & Cash Equivalents	$ -	$ -
Accounts Receivable	$ -	$ -
Short-Term Debt	$ -	$ -
Long-term Debt	$ (4,500)	$ (7,000)
Revenues / Sales	$ -	$ -
Cost of Goods Sold	$ -	$ -
Taxes Paid	$ (400)	$ (700)
Net Income	$ (4,900)	$ (7,700)

(Q) Other Offerings of Securities within the Last Three Years

Investors	Amount
T&K Family Investments	$ 120,000
Derek Lee	$ 25,000
Adolfin Group	$ 10,000
Hampton Family	$ 5,000
Mays Family	$ 5,000
Megafauna Investments	$ 5,000
Alex Sudyk	$ 10,000

(R) Transactions Between the Company and "Insiders"

The Company has not entered any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering

(S) Company's Financial Condition

We are in the pre-seed startup phase for Roog, and we have raised $170K of our $250K goal to test and launch our platform into the digital consumer market. We are operating with approximately $6K as we engage angel investors and register for pitch competitions to secure more funding. Our 2021 numbers in our pro-forma are actual and 2022 and 2023 are forecast.

Since launching Roog in the Apple app store on September 1, 2020, we have achieved the following:

- 56,000   User Events
- 31,000   Views in App
- 22,000   User Engagement
- 12,000   Feed Views & Search

Recently, we launched the web version of Roog for desktop and android users.

Please see **Appendix E** for reviewed financial statements of the last two years (2019-2020).

To illustrate its future earning potential, the Company provides below a summary of its financial forecasts for the next two years. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decision.

Actual (2021) and forecasted (2022-2023) Profit and losses statement:

Pro-forma Income Statements							
**2021 numbers are actual							
*2022 to 2023 are forecast numbers		**2021 (Actual)**		2022 (Forecast)		2023 (Forecast)	
Revenues							
Business Subscription	$	-	$	369,813	$	1,387,266	
Consulting Services	$	1,300					
eCommerce Purchases	$	-	$	67,643	$	91,505	
Total Revenues	$	1,300	$	437,456	$	1,478,772	
Cost of goods sold	$	-	$	(36,981)	$	(138,727)	
Gross Profit	**$**	**1,300**	**$**	**400,475**	**$**	**1,340,045**	
Legal	$	(1,500)	$	(12,260)	$	(12,651)	
Advertising	$	-	$	(287,833)	$	(297,000)	
Sales Salaries	$	-	$	-	$	-	
Sales Commisions	$	-	$	-	$	-	
Administrative salaries	$	(2,500)	$	(268,333)	$	(426,092)	
Software Services	$	(7,865)	$	(6,155)	$	(5,271)	
Facilities rent	$	-	$	(9,302)	$	(9,488)	
Software Development	$	(14,965.00)	$	-	$	-	
	$	-	$	-	$	-	
Miscellaneous	$	-	$	-	$	-	
Total	$	(26,830)	$	(583,884)	$	(750,502)	
Operating Income	**$**	**(25,530)**	**$**	**(183,410)**	**$**	**589,543**	
Income Taxes	$	-	$	-	$	(206,340)	
Net Income	**$**	**(25,530)**	**$**	**(183,410)**	**$**	**383,203**	

Actual (2021) and forecasted (2022-2023) Cash Flow statement:

Pro-forma Cash-flow Statements						
**Assumption that Roog will raise $500K through crowdfunding campaign	2021 (Actual)		2022 (Forecast)		2023 (Forecast)	
Cash Flow from Operations						
Revenue from Ads	$	-	$	369,813	$	1,387,266
In-App Purchases	$	-	$	67,643	$	91,505
Other Revenue	$	1,300	$	-	$	-
Total Operations Cash Inflow	**$**	**1,300**	**$**	**437,456**	**$**	**1,478,772**
Admin Salaries	$	(2,500)	$	(268,333)	$	(426,092)
Software Development	$	(14,965)	$	-	$	-
Marketing	$	-	$	(287,833)	$	(297,000)
Rent	$	-	$	(9,302)	$	(9,488)
Legal	$	(1,500)	$	(12,260)	$	(12,651)
Hardware	$	-	$	-	$	-
Software	$	(7,865)	$	(6,155)	$	(5,271)
Miscellaneous	$	-	$	-	$	-
Total Operations Cash Outflow	$	(26,830)	$	(583,884)	$	(750,502)
Total from Operation	**$**	**(25,530)**	**$**	**(146,429)**	**$**	**728,270**
Cash Flow from Investing						
Investment Received	$	15,000	$	500,000	$	-
Total Investment Cash Inflow	$	15,000	$	500,000	$	-
Investment Made	$	-	$	-	$	-
Total Investment Cash Outflow	$	-	$	-	$	-
Total from investing	**$**	**15,000**	**$**	**500,000**	**$**	**-**
Cash Flow from Financing						
Loans	$	-	$	-	$	-
Cash Prize / Grants	$	16,500	$	-	$	-
Total Financing Cash Inflow	**$**	**16,500**	**$**	**-**	**$**	**-**
Beginning cash balance	**$**	**350**	**$**	**6,320**	**$**	**359,891**
Cash Flows	$	5,970	$	353,571	$	728,270
Ending cash balance	**$**	**6,320**	**$**	**359,891**	**$**	**1,088,161**
balance check						

Please note that a conservative $500,000 cash inflow is forecasted for 2022 as a result of our present fundraise.

(T) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(U) Updates on the Progress of the Offering

To track the investment commitments we received in this Offering, click here to see the progress

(V) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It is possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(W) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(X) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note."

APPENDICES

Appendix A: ROOG Business Plan

ROOG



Be Social. Shop Local!

Business Plan

1. EXECUTIVE SUMMARY

2. COMPANY OVERVIEW

      A.   BACKGROUND
      B.   BUSINESS MODEL

3. THE MARKET

      A.   MARKET PROBLEM
      B.   MARKET VALIDATION
      C.   MARKET SIZE & GROWTH
      D.   COMPETITION
      E.   COMPETITIVE ADVANTAGE

4. THE SOLUTION

      A.   TECHNOLOGY DESCRIPTION
      B.   TECHNOLOGY DEVELOPMENT STATUS

5. MARKETING STRATEGY

      A.   MARKET SEGMENTS
      B.   TARGET MARKET
      C.   MARKETING & SALES PLAN

6. FINANCIAL PLAN

      A.   REVENUE FORECAST
      B.   EXPENSE FORECAST
      C.   FUNDING MODEL AND INVESTMENT OPPORTUNITY

1. EXECUTIVE SUMMARY

Many minority business owners are challenged with growing and diversifying their consumer market when using technology. Today, business owners rely on platforms such as Facebook, Instagram, Yelp and Google Local to list their businesses for consumers to shop. In some cases, business owners have seen a slight increase in their consumer engagement but not a consistent increase to take their small business to the next level. During our interviews with small business owners, we realized that applications such as Yelp will remove positive ratings from business owner profiles if they do not pay a monthly fee for their application. Also, more than half of business owners use additional tools to manage their daily business activities such as scheduling posts, appointments, electronic payments, and online orders.

According to the Minority Business Development Agency (MBDA), average annual gross receipts of minority owned firms were approximately $167,000 compared to $439,000 of non-minority owned firms.[2] This disparity continues to plague development and growth of minority entrepreneurs.

From the consumer side, shoppers struggle to locate minority-owned businesses within their community and increase patronage for these businesses. We want to drive more awareness to businesses and foster an inclusive environment for consumers and minority business owners. We also aim to sustain the local economy within minority communities by giving consumers the opportunity to help small business owners through hyperlocal delivery within each community.

ROOG, Inc is a software services company that connects consumers to minority owned businesses within their communities. ROOG's mission is to help build a lifelong community that drives loyalty, advocacy, and growth to small businesses. We will create a sustainable business ecosystem for minority businesses that is responsive to the needs of consumers who want to buy their products and services.

---

[2] https://www.mbda.gov/page/executive-summary-disparities-capital-access-between-minority-and-non-minority-businesses

Our market is minority owned businesses in the United States. Minority business owners represent the following groups: Native American, African American, Hispanic, Latino, Asian, Women, Veterans, and the Disabled. Over the past 15 years, our research shows that the total number of minority owned businesses in the United States has grown an average of 30% every five years. Currently, there are 11.1M minority owned businesses and our market value is $2.7B at a monthly subscription rate of $250 per month. Our research predicts that there will be approximately 15M minority owned businesses within the United States by 2022.

During our beta period, our go to market strategy will focus on community building among small business owners. In many of the communities we call home, word of mouth has helped small businesses consistently with acquiring new customers. In fact, 88% of business owners surveyed stated that they relied on word of mouth to build their customer base and 37% of consumers stated that they learned about minority owned businesses through word-of-mouth. We will use this method to brand ROOG within communities of color. In addition, we will collaborate with local community leaders to promote ROOG as an inclusive application that will keep them engaged with local news and activities within their community. Another channel to enter our market will be through the chamber of commerce and small business financing organizations. With the support of these entities, we can scale ROOG aggressively to achieve our goal of 40,000 users and 200 businesses during our first year of launch. This approach would mitigate our marketing and advertising costs until we secure more funding to market ROOG in multiple cities within the United States.

For our seed round, ROOG is seeking a minimum of $10,000 and maximum of $1.07M to execute our growth strategy in 2022. We will allocate $350,000 to develop our application, $400,000 for general administrative and content creation, $750,000 to our marketing and sales team. This will allow ROOG to make a successful market entry and acquire new business subscriptions while growing revenue.

2. COMPANY OVERVIEW:

A. BACKGROUND

ROOG, Inc is a software services company that connects consumers to minority owned businesses within their communities. ROOG's mission is to help build a lifelong community that drives loyalty, advocacy, and growth to small businesses. We will create a sustainable business ecosystem for minority businesses that is responsive to the needs of consumers who want to buy their products and services.

B. BUSINESS MODEL

Since ROOG is designed for businesses and consumers, we can charge businesses for a fast and easy mobile experience with their customers and provide consumers with the opportunity to engage small businesses through ecommerce. These two approaches aim to solve the problems of awareness, local spending, and business management. We are validating the needs for minority business owners to build a product that helps business owners understand their market better and target their market strategically. Our software will address primary small business needs such as target marketing, promotions, reviews, analytics and community building through incentives and hyperlocal deliveries.

Next, for our business to consumer (shopper) side, we are creating a platform that allows consumers to locate businesses within their communities and increasing the opportunity for more sales through mobile orders and purchases. In addition, we will create an opportunity for users to support small businesses through hyperlocal deliveries.

3. THE MARKET

A. MARKET PROBLEM

Minority-owned businesses are patronized by shoppers who buy their products and services for the uniqueness they offer based on gender or ethnic orientation. For example, a veteran would patronize a fellow veteran business for the unique veteran-related products the shop offers and to support the economic empowerment of veterans; a Black woman would choose to patronize a hair salon owned by another African American woman so she can get the unique hair styles the salon offers. Based on our market research, we found that:

- **86%** of these businesses rely on word-of-mouth to create awareness among their customers. However, word-of-mouth is not an effective and sustainable strategy for customer acquisition and growth.

- **88%** business owners have tried using existing digital platforms such as Yelp and Facebook to create awareness about their offerings, but the results have not been impressive and in some cases led to zero customer acquisition. Additionally, the business owner is unable to access useable data on how the marketing effort is reaching the intended audience.

Based on the points above, consumer dollars are disproportionately under-circulated among minority-owned businesses. For example, out of **$4.04T** spent on mobile retail sales in 2020, when we look at 4 states with the highest concentration of minority owned businesses (TX, CA, FL, and NY) **less than 8%** of consumer spend went to minority entrepreneurs based on state receipts.[3] Many minority-owned businesses fail due to lack of customer loyalty and access to investment capital.

Hence, the market problem is that *"minority-owned businesses are unable to create the level of awareness among their target customers that they require to be profitable and sustain their businesses."*

B. MARKET VALIDATION

According to Gartner, mobile display advertisement formats are collectively the single biggest category of advertisements in general, and advertisement spend on mobile has grown from $13.1B in 2013 to $41B in 2017. [4] This equates to roughly 215% growth in mobile advertising in the US. With this clear growth of business advertisement spend that supports demand for mobile software solutions like ours, we conducted a detailed market research campaign.

The campaign included shoppers, small businesses, civic leaders, and celebrity influencers. During our market validation, we collected endorsements of our tech from leading research institutes to include Stanford University (Latino Business Action Network Director), a state politician that represents a significant minority

---

[3] https://www.mbda.gov/sites/mbda.gov/files/migrated/files-attachments/california_SMOBE_Profile_reformat.pdf
[4] https://www.gartner.com/newsroom/id/2653121

(75% Latinx) constituent base (Representative Diego Bernal) in Austin, as well as garnered the support from the CEO of the United States Hispanic Chamber of Commerce (USHCC) in Washington, DC (Ramiro Cavazos) and the Greater Austin Asian Chamber of Commerce.

Besides face-to-face interviews, we conducted two online surveys (see Appendix A) of shoppers and minority-owned businesses. The survey insights we collected were from a broad sample of businesses that represented a variety of industries, including food and beverage, retail, services and more. A total of 97 responses from both the small business and consumer markets were collected. Including the face-to-face interviews with experts, community leaders and influencers, we completed over 100 data points across 15 states (from Los Angeles, CA to Washington, DC). Our research indicated key features would help minority businesses meet their growth goals.

Five Areas of focus

1. Targeting marketing

2. Support community building features

3. Promotion and multi-format content uploads

4. Rankings

5. Analytics

Product demand insights include:

- Minority entrepreneurs that expressed interest in our tech reported annual sales that ranged from $100K per year up to $1M per year.

- 67% of minority entrepreneurs surveyed currently spent more than $100 per month on online marketing solutions.

- Nearly 84% of minority entrepreneurs surveyed said they relied on digital or social advertising to grow their business.

Pricing insights indicate that 77% of minority entrepreneurs surveyed would be willing to pay for our tech. Pricing insights indicated business would be willing to between $50 - $300 per month and may pay more if "top of list" marketing options were offered (allowing business to pay for their ads to show first before other businesses). In brief, our market validation indicated pain in the market and an adequate demand for our technology exists. During our interviews, we were able to establish a future customer pipeline of nearly 50 businesses willing to test and sign up for our product.

C. MARKET SIZE & GROWTH

The number of minority-owned businesses in the United States has grown exponentially over the last decade and is predicted to continue this growth in the decades ahead. As of 2007, there were 5.8 million businesses, growing to 8 million in 2012 to 11.1 million in 2017.[5] These are increases of 38% and 39% respectively. By 2022, it is estimated that the number will increase by another 36% to 15 million minority-owned business in the United States. The trends driving growth in our market are population growth, economic growth, and immigration.



Figure 1: Minority Business Growth

[5] https://www.mbda.gov/page/us-business-fact-sheets

D. COMPETITION

ROOG's market focus will address the entire minority spectrum. We have categorized our indirect competitors as social media based or Business Directory Listings. The social media-based companies include Facebook and Instagram that list businesses within their social application and allow users to rate, review and check-in with businesses. The downside to Facebook and Instagram is that their algorithm prevents new business owners from being discovered because the algorithm only feeds information that consumers have seen or engaged previously. This makes the discovery of small businesses more difficult for consumers and ad spending more expensive for small business owners.

Companies such as Yelp, Google Local, WhereU and Official Black Wall Street (OBWS) only provide business directory listings with a social component. WhereU and OBWS focus only on Black-owned businesses. In addition, Yelp pushes negative reviews to the top view of business profiles when business owners do not pay the monthly subscription fee. These negative reviews have a huge effect on small businesses as thy discourage consumers from shopping at these businesses. Our research shows that all these competitors have no incentive to react to the launch of ROOG in the marketplace because their focus is on an ethnic group, or they are trying to capture a larger market of small, medium, and large businesses.

E. COMPETITIVE ADVANTAGE

The ROOG platform is based on the need for businesses and communities to promote cultural inclusion and awareness. Instead of negative reviews, business profiles will be ranked based on the # of likes they will receive from customers and a proprietary engagement score. Consumer data will be used to help small businesses understand their target audience and how to advertise and incentivize them to become repeat customers. We will form alliances with the local Chambers of Commerce, Community Development Organizations, Small Business Financing, Colleges & Universities that support minorities and Community Leaders.

4. THE SOLUTION

A. TECHNOLOGY DESCRIPTION

ROOG is a marketplace for shoppers to discover products and services from BIPOC, Women, Veteran and LGBTQIA owned businesses in our local communities. The ROOG App will give consumers the opportunity to find minority owned businesses near them and it will allow small businesses to engage local consumers more often through local deals and digital transactions while providing relevant data for each business to increase their revenue.

For businesses, ROOG makes it easy for business owners to highlight and promote their products or services to their target markets. Our platform will provide the ability for minority small businesses to target users based on key consumer attributes that we will store in our system (search data, user profiles, demographics, locations, personalized shopping preferences, shopping behaviors and more). Nearly 60% of minority entrepreneur respondents were not satisfied with current marketing solutions available to minority small businesses, and 81% of those business customers that use social marketing platforms such as Facebook and Instagram find value in having more actionable data and insights on web-impressions. As a result, ROOG will provide a broader analytics capability that will enable business owners to not only identify how many consumers have visited their business profiles, but to also know how to reach those shoppers directly.

For consumers, our solution creates a new social commerce platform with a familiar shopping experience. Growth in 'Near me' searches online account for nearly 900% since 2015. [6] ROOG does not require the consumers to learn a new user interface. Consumers can leverage a familiar 'Near Me,' list search as well as enhanced custom filtering features that shoppers are accustomed to seeing online today. Nearly 40% of businesses who participated in our online survey indicated that they would be willing to incentivize online shoppers who actively engaged their ROOG store profiles. Therefore, ROOG will provide incentives to shoppers in partnership with small business.

---

[6] https://www.thinkwithgoogle.com/data/mobile-near-me-searches-yoy-growth/

With more funding and app enhancements we will capture the purchase for the business owners within our application.

We have created three stages of technology development - prototyping, field trials (test and learn) to help us determine our minimum viable product (MVP), and finally commercialization (scaled delivery). Our "test and learn" phase lessons will be critical as the lessons will help us define our minimum viable product (MVP). All these stages will be highly dependent on securing seed funding.

5. MARKETING STRATEGY

A. MARKET SEGMENTS

Roog will segment the overall market into two groups: minority small business owners and conscious consumers. Focusing on community, we will be working with a double-sided market where emphasis will be first placed on attracting small business owners to the platform. Then, we will work with the owners to bring their customers onto the platform and use "look-alike modeling" to find new but similar consumers.

B. TARGET MARKET

The top four states with the largest minority owned business population are California, Texas, New York, Florida. ROOG will be zeroing in on Austin, Dallas, San Antonio, and Houston. According to our research, there are over 400,000 minority-owned businesses in Texas, and we will be pursuing 3% of these businesses to get them onto our platform within three years (10,000+ businesses).

B. MARKETING AND SALES PLAN

Roog will leverage relationship already established with the US Hispanic Chamber of Commerce, Black Chambers and Asian Chambers in Dallas Texas. Recently our CEO pitched Roog for Bunker Labs Veteran in Residence program, Dallas Startup Week, Mogul Millennial Quick Pitch, President George W. Bush Library, and he will be speaking at the DoMore2gether Summit hosted by West Point in November of 2021. We will also collaborate with local community bloggers to help with positioning. We will work with our advisory network to secure local media contacts, hire a branding consultant, and launch a social media campaign immediately after funding is secured.

For our sales plan, we will use direct sales by hiring two sales reps that will help segment the United States into four sales regions for Roog. Based on our funding plan, we will allocate $500,000 towards our marketing and sales team over two to three years. Our sales team will build relationships with small business owners and show them how our application will create more opportunities for customer and revenue growth. Our marketing team will acquire more uses for our web and mobile application through creative and innovative marketing opportunities. Our goal during our first year is to acquire 1000+ business subscribers for the ROOG app.

6. FINANCIAL PLAN

A. REVENUE FORECAST

Based on our strategic launch, ROOG will see revenue in Q2 of 2022 after launching an ad revenue model for businesses and business tours for customers. Single ads will cost $25 per business and the ads will be available to shoppers for 5 days which gives the business owner and

	Services	Facebook*	Yelp*	Roog
Revenue	100%	100%	100%	100%
S & M	35%	20%	67%	50%
Manu	0%	0%	0%	0%
COGS	35%	14%	9%	10%
Profit	30%	66%	24%	40%

Figure 3: ROOG Business Model

average cost of $5 per day for an ad. From the consumer side, an ecommerce purchase option will help drive demand for more products and services from minority business owners. With an average monthly ecommerce spend of $488 a year per user, we will pipeline more of that spend to minority business owners.[7] By the end of year one, we will need at least 200 businesses paying for our services to achieve positive cash flow with an average monthly revenue of $30,000 based on ads and e-commerce purchases after our first year of launch.

B. EXPENSE FORECAST

Our founding team will not receive a salary during the first year of operations. Instead, we will hire a marketing and sales team to grow our subscriber and consumer base for ROOG. We have worked with developers to build and launch our minimum viable product into the market to ensure success among our

---

[7] https://www.statista.com/statistics/280703/average-b2c-e-commerce-spending-per-user-in-us/

customer channels and we will pay the contractors to add new features and conduct maintenance for three years. Our total operating cost for 2022 is $600,000 and $750,000 for 2023.

The cost to acquire business owners will be $115 per business owner with the assumption that businesses will convert to a subscription model within three months of using Roog. With an advertising subscription fee of $250, we can make 3,600 within one year which gives us a 57% gross margin for the first year of acquisition. The customer acquisition cost for business owners is 4.4x. Next, the cost to acquire consumers will be $15 per customer based on our cost to build our initial product and acquire more than 500 users. Since the average annual spend via ecommerce is $488 in 2020, our gross margin for consumers with a lifespan on the application of 1.5 years is 98%.

Our costs to acquire businesses and customers include marketing, sales, software, and staff. Our legal costs will increase after conducting a financial review and crowdfunding campaign.

Pro-forma Income Statements			
**2021 numbers are actual *2022 to 2023 are forecast numbers	**2021 (Actual)**	2022 (Forecast)	2023 (Forecast)
Revenues			
Business Subscription	$ -	$ 369,813	$ 1,387,266
Consulting Services	$ 1,300		
eCommerce Purchases	$ -	$ 67,643	$ 91,505
Total Revenues	$ 1,300	$ 437,456	$ 1,478,772
Cost of goods sold	$ -	$ (36,981)	$ (138,727)
Gross Profit	**$ 1,300**	**$ 400,475**	**$ 1,340,045**
Legal	$ (1,500)	$ (12,260)	$ (12,651)
Advertising	$ -	$ (287,833)	$ (297,000)
Sales Salaries	$ -	$ -	$ -
Sales Commisions	$ -	$ -	$ -
Administrative salaries	$ (2,500)	$ (268,333)	$ (426,092)
Software Services	$ (7,865)	$ (6,155)	$ (5,271)
Facilities rent	$ -	$ (9,302)	$ (9,488)
Software Development	$ (14,965.00)	$ -	$ -
	$ -	$ -	$ -
Miscellaneous	$ -	$ -	$ -
Total	$ (26,830)	$ (583,884)	$ (750,502)
Operating Income	**$ (25,530)**	**$ (183,410)**	**$ 589,543**
Income Taxes	$ -	$ -	$ (206,340)
Net Income	**$ (25,530)**	**$ (183,410)**	**$ 383,203**

Figure 2: Revenue and Expense Projections (Y1-Y3)

Pro-forma Cash Flow Statements							
**Assumption that Roog will raise $500K through crowdfunding campaign		2021 (Actual)		2022 (Forecast)		2023 (Forecast)	
Cash Flow from Operations							
Revenue from Ads	$	-	$	369,813	$	1,387,266	
In-App Purchases	$	-	$	67,643	$	91,505	
Other Revenue	$	1,300	$	-	$	-	
Total Operations Cash Inflow	**$**	**1,300**	**$**	**437,456**	**$**	**1,478,772**	
Admin Salaries	$	(2,500)	$	(268,333)	$	(426,092)	
Software Development	$	(14,965)	$	-	$	-	
Marketing	$	-	$	(287,833)	$	(297,000)	
Rent	$	-	$	(9,302)	$	(9,488)	
Legal	$	(1,500)	$	(12,260)	$	(12,651)	
Hardware	$	-	$	-	$	-	
Software	$	(7,865)	$	(6,155)	$	(5,271)	
Miscellaneous	$	-	$	-	$	-	
Total Operations Cash Outflow	$	(26,830)	$	(583,884)	$	(750,502)	
Total from Operation	**$**	**(25,530)**	**$**	**(146,429)**	**$**	**728,270**	
Cash Flow from Investing							
Investment Received	$	15,000	$	500,000	$	-	
Total Investment Cash Inflow	$	15,000	$	500,000	$	-	
Investment Made	$	-	$	-	$	-	
Total Investment Cash Outflow	$	-	$	-	$	-	
Total from investing	**$**	**15,000**	**$**	**500,000**	**$**	**-**	
Cash Flow from Financing							
Loans	$	-	$	-	$	-	
Cash Prize / Grants	$	16,500	$	-	$	-	
Total Financing Cash Inflow	**$**	**16,500**	**$**	**-**	**$**	**-**	
Beginning cash balance	**$**	**350**	**$**	**6,320**	**$**	**359,891**	
Cash Flows	$	5,970	$	353,571	$	728,270	
Ending cash balance	**$**	**6,320**	**$**	**359,891**	**$**	**1,088,161**	
balance check							

Figure 3: Actual (2021) and forecasted (2022-2023) cash flows.

C. FUNDING AND INVESTMENT OPPORTUNITY

We have raised $170K during our pre-seed round to build out our minimum viable product and test among businesses and consumers. We are currently validating our design with more than 1,000 users and business owners. ROOG will reinvest revenue into new app features and hire a talented marketing and sales team to expand our product and brand within strategic cities in the United States. We expect investors to see their returns during and after the third year of operating ROOG, Inc.

During Q1-Q3 of 2022, we will seek funding up to $1.07M to enhance our product and execute an aggressive marketing strategy to build awareness of our application nationally. Two years after receiving funding to grow our user based and enhance our product, ROOG will have a minimum of 2,000 business subscribers resulting in monthly revenue greater than $50K. We expect 5% of our consumer base to make in-app purchases throughout the lifetime of that application.[8] By the end of year 3 we plan to have 2,000+ paying business subscribers and an average monthly revenue of $350K.

---

[8] https://www.marketingcharts.com/digital/mobile-phone-81551

APPENDIX B: THE MANAGEMENT TEAM

Founder, Brandon Thurman: Brandon Thurman is the founder of ROOG, and the architect behind ROOG's business offering that empowers minority-owned small businesses to grow. He has over 9 years of experience across technology, supply chain and Department of Defense (DoD). Previously he worked as a supply chain analyst and demand planner for several consumer brands valued at more than $100M. He also led operations management at Homer Logistics, a food delivery startup that partners with Grub Hub to ensure they can deliver millions of food orders across the nation. While at Homer, Brandon oversaw nearly 220 operations personnel. Prior to Homer, Brandon held professional and operations leadership roles at mobile app startups Goodreader and Rench. Brandon served 5 years as an officer in the U.S. Army, is a West Point graduate, and deployed to Iraq in support of the Global War on Terrorism. He will receive his MS in Technology Commercialization from the McCombs School of Business in May 2019.

Chief Operations Officer, Ibrahim Dikko: Ibrahim ("IB") Dikko brings nearly 20 years of experience managing diverse and global teams. He is the Co-Founder of MIST Global, an international mobile device trading startup based and operated out of the United Arab Emirates (UAE). He is responsible for leading international operations between the Arabian region and global markets. Ibrahim has a blend of industry experience and has held several IT leadership and project management roles within Telecoms, IT software and hardware. Market experience include oil & gas, consumer electronics and information technology sectors. Most recently, he served as an IT Business Manager for Chevron. Ibrahim is based in Austin and has an MS in Technology Project Management and IT Security from the University of Houston as well as an innovation certification from the IC2 Institute at the University of Texas Austin. He holds several professional certifications including Project Management Professional (PMP), ITIL, ISO 20000 and Six Sigma green belt. He will receive his MS in Technology Commercialization from the McCombs School of Business in May 2019**.**

Chief Marketing Officer, Geets Pathak: Geetsikha ("Geets") Pathak leads marketing for ROOG, encompassing public relations, product marketing, demand generation and social media. She has 6 years of advertising in New York City and 3 years of startup consulting experience. Geets has worked with major US brands such as 3M, Converse, Delta airlines and GNC where she worked as part of the marketing campaign teams that contributed to revenue and brand value at the Omnicom Media Group and Crossmedia media buying and planning firms. Prior to ROOG she was the VP of Public Relations at MannMukti, a South Asian mental health advocacy and facilitation organization. She is a graduate of the Twitter Flight School and Facebook Blueprint (small business marketing programs). Geets holds a BA in Supply Chain and Marketing from the University of Texas at Austin, and she will she graduate in 2019 with her MS in Technology Commercialization from the McCombs School of Business.

Head of Product, Jesse Santana: Jesse Santana leads product and customer experience for ROOG. He brings over 12 years of combined management experience across operations, digital program project management and corporate innovation. Jesse has led innovation and project delivery within private, public and startup markets (financial services, data management services, retail, oil, and gas). Prior to ROOG, he successfully launched two strategy and project delivery functions - one for YouTube's former hosting company (Peer1 Hosting) and the second for a $1B American hamburger restaurant chain (Whataburger) based in Texas. At Whataburger, he was responsible for launching the first ever mobile productivity kiosk in the Quick Serve (QSR) industry. Prior to consulting, Jesse worked in the bay area at the Federal Reserve Bank of San Francisco. While at the Fed he was responsible for evaluating innovations for the Fed's Cash Product Office (CPO). Jesse holds an advanced certification in Project and Program Management (PPMC) and has an innovation certification from the IC2 Institute at the University of Texas Austin. He has a bachelor's degree in digital media from the University of Texas at San Antonio and holds an MBA in Management from Our Lady of the Lake University. He will receive his MS in Technology Commercialization from the McCombs School of Business in May 2019. Jesse proudly served in the U.S. Air Force and deployed in support of Operation Allied Force.

APPENDIX C: ADVISORS

John Sibley Butler: John Sibley Butler holds the J. Marion West Chair for Constructive Capitalism in the Graduate School of Business (Department of Management). He is a professor in the Management Department and holds a joint appointment in Organizational Behavior in the College of Liberal Arts, where he holds the Darrell K. Royal Regents Professorship in Ethics and American Society (Sociology). His research is in the areas of Organizational Behavior and Entrepreneurship/New Ventures. His research appears in professional journals and books. He is the Sam Barshop Fellow at The IC2 Institute, an organization dedicated to the creation of new ventures throughout the world.

APPENDIX D: INVESTORS

Torii Hunter: Torii Hunter is a retired MLB All-Star that has investments in local businesses in Texas and other states throughout the US. His most recent projects include Tender Smokehouse, LaFinca Coffee and Makers Gym in Frisco, Texas. Torii is enthusiastic about serving his community and he is our lead investor in Roog.

Derrek Lee: Derrek Lee is a retired MLB All-Star that invests in initiatives that serve our communities.

Adolfin Group: This company owns the menswear company League of Rebels and their CEO invested in Roog as he sees the need for platforms to drive more awareness to his brand via mobile commerce.

APPENDIX E: FINANCIAL STATEMENTS

ROOG, INC.

FINANCIAL STATEMENTS

December 31, 2020 and 2019

CONTENTS



Peter T. Ryan, CPA | Michael J. Wetmore, CPA | Traci L. Getz, CPA

Ryan + Wetmore
Certified Public Accountants • Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ROOG, Inc
Dallas, TX

We have reviewed the accompanying financial statements of ROOG, Inc (a corporation), which comprise the balance sheets as of December 31, 2019 and December 31, 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, except for the effect of the matters noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure From Accounting Principles Generally Accepted in the United States of America

As disclosed in Note 5 to the financial statements, accounting principles generally accepted in the United States of America require that convertible notes be assessed for existence of embedded derivatives related to their redemption terms and a valuation of these potential derivatives be performed. Management has informed us that the convertible notes in the accompanying financial statements have not been assessed for existence of embedded derivatives related to their redemption terms and a valuation of these potential derivatives has not been performed. Furthermore, as discussed in Note 6, the Company has agreements for future equity that, in accordance with accounting principles generally accepted in the United States of America, should be assessed for existence of embedded derivatives and be valued at fair value or marked-to-market Management has informed us that these agreements have not been evaluated for derivatives and have not been marked-to-market. Management has not determined the effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows.

7700 Old Georgetown Road, Suite 320 | Bethesda, MD 20814 | Phone 301.585.0506 | Fax 301.585.4642
1950 Old Gallows Road, Suite 525 | Vienna, VA 22182 | Phone 703.288.4777 | Fax 703.288.3777
9099 Ridgefield Drive, Suite 107 | Frederick, MD 21701 | Phone 301.668.7860 | Fax 301.668.7863

www.ryanandwetmore.com

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



Ryan & Wetmore, PC

Bethesda, MD
December 22, 2021

ROOG INC.

BALANCE SHEETS
December 31, 2020 and 2019

ASSETS

	2020		2019	
CURRENT ASSETS				
Cash and cash equivalents	$	350	$	28,608
Loan due from stockholder		60,896		29,617
Total current assets		61,246		58,225
	$	61,246	$	58,225

LIABILITIES AND STOCKHOLDERS' EQUITY

	2020		2019	
CURRENT LIABILITIES				
Notes payable, current portion	$	50,000	$	-
Accounts payable		5,284		9,031
Interest payable		10,239		1,667
Total current liabilities		65,523		10,698
LONG-TERM LIABILITIES				
Notes payable, less current portion		65,000		50,000
Future equity obligations		55,000		55,000
Total long-term liabilities		120,000		105,000
STOCKHOLDERS' EQUITY				
Common stock, $.00001 par value; 10,000,000 shares authorized; 6,000,000 shares issued and outstanding		60		60
Retained earnings (deficit)		(124,337)		(57,533)
Total stockholders' equity		(124,277)		(57,473)
	$	61,246	$	58,225

The Notes to Financial Statements are an integral part of these statements.

ROOG, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Earned revenue	$ -	$ -
Cost of earned revenue	-	-
Gross Income	-	-
General and administrative expenses, including research and development expenses	80,731	26,106
Loss from operations	(80,731)	(26,106)
Other income (expenses)		
Interest expense	(8,573)	(1,667)
SBA Advance	6,000	-
Business competition income	16,500	-
Total other income (expenses)	13,927	(1,667)
Income before benefit from income taxes	(66,804)	(27,773)
Benefit from income taxes	-	-
Net loss	$ (66,804)	$ (27,773)

ROOG, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2020 and 2019

	Common stock		Additional paid-in capital		Retained earnings		Total	
Balance, beginning January 1, 2019	$	60	$	-	$	(29,760)	$	(29,700)
Net loss		-		-		(27,773)		(27,773)
Balance, ending December 31, 2019	$	60	$	-	$	(57,533)	$	(57,473)
Balance, beginning January 1, 2020	$	60	$	-	$	(57,533)	$	(57,473)
Net loss		-		-		(66,804)		(66,804)
Balance, ending December 31, 2020	$	60	$	-	$	(124,337)	$	(124,277)

ROOG, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities				
Net loss	$	(66,804)	$	(27,773)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Increase (Decrease) in:				
Accounts payable		(3,747)		9,031
Interest payable		8,572		1,667
Net cash used in operating activities		(61,979)		(17,075)
Cash flows from investing activities				
Loans to related parties		(31,279)		(9,317)
Net cash used in investing activities		(31,279)		(9,317)
Cash flows from financing activities				
Proceeds from convertible notes		65,000		50,000
Proceeds from future equity obligations		-		5,000
Net cash provided by financing activities		65,000		55,000
Net increase (decrease) in cash and cash equivalents		(28,258)		28,608
Cash and cash equivalents, beginning of period		28,608		-
Cash and cash equivalents, end of period	$	350	$	28,608

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies

The accounting policies relative to the carrying value of property and equipment are indicated in the captions on the balance sheet. Other significant accounting policies are as follows:

Organization
ROOG, Inc. (the Company) (a corporation) is a digital marketplace promoting underrepresented, women, and veteran business owners through an application or website. The company aims to help shoppers locate these owned businesses nearby and create economic opportunities for these companies.

Basis of accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period the related liability is incurred.

Adoption of new account standards
Effective for the year ended December 31, 2019, the Company adopted FASB Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, using the modified retrospective basis applied to those contracts which were not completed as of December 31, 2018.

There was no cumulative effect of applying the new guidance, net of tax. Revenue recognized during the year ended December 31, 2019, had no change, net of tax, due to the adoption of the new standard.

Recognition of revenues
Revenue from the sale of products or services are measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized as the performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of control of the goods or services to the customer.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies (continued)

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgement and the decision to combine a group of contracts or separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts, which is mainly because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability. Contracts that cover multiple phases of the product lifecycle are typically considered to have multiple performance obligations even when they are part of a single contract.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using estimates of the selling price of each distinct good or service in the contract. The Company provides warranties to customers that are included in the sale and are not priced or sold separately or do not provide customers with a service in addition to assurance of compliance of the contract. The Company does not consider these types of warranties to be separate performance obligations.

The Company recognizes revenue from the sale of products at a point in time, which is typically upon shipment to the customer for physical goods and delivery of intellectual property or contract completion. The costs are expensed when service or product is delivered and included in cost of earned revenue.

Recognizing revenue on contracts involves significant estimates and judgements. Contract terms may include variable consideration, such as reimbursable costs, performance bonuses or other provisions that can either increase or decrease the transaction price. Variable amounts generally are determined upon the achievement of certain performance metrics, program milestones or cost targets and may be based upon customer discretion. When making estimates, the Company considers the customer, contract terms, the complexity of the work and related risks, the extent of customer discretion, historical experience and the potential of a significant reversal of revenue. The Company includes variable consideration in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contracts are sometimes modified to account for changes in contract specifications and requirements. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis. The Company accounts for contract modifications as a sperate performance obligation when the modification results in the promise to deliver additional goods or services that are distinct.

The Company is currently focused on working with companies in Texas with plans to expand across the United States.

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

ROOG, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies (continued)

The Company has three primary streams of income: consulting services, sale of advertisements, and commission from sale of products on its platforms.

Rendering of services
Revenue from services rendered is recognized in proportion to the stage of completion of the transaction at the reporting date. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Sale of advertisements
Revenue from advertisements is recognized during the time period during which the advertisement is active and displayed.

Commission from sales
Revenue from commissions of sales on the platform is recognized when the sale is placed on the platform.

Deferred income taxes
The Company has adopted the provisions of FASB *Accounting Standards Codification* 740-10-25-13 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their retrospective tax basis. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred taxes are classified as non-current at net.

Research and development (R&D)
The Company conducts R&D activities to develop their platform. Internal R&D costs are expensed as incurred.

Cash and cash equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Financial instruments
The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies (continued)

Accounts receivable
The Company provides credit in the normal course of business. Interest expense is not charged on these contracts. Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that any additional realization losses on balances outstanding at year-end will be immaterial.

Normal contracts receivable are due 30 days after the issuance of the invoice. Receivables past due more than 90 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Depreciation and amortization
Depreciation and amortization expense are calculated by using accelerated cost recovery methods for tax purposes and straight-line methods for financial reporting purposes based on their estimated useful life of the assets.

Depreciation and amortization expense for the years ended December 31, 2019, and 2020 was $0 and $0 respectively.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these statements.

Bad debt recognition
The Company has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. There was no bad debt expense for the years ended December 31, 2019, and 2020.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies (continued)

Leases
Leases that meet certain criteria are classified as capital leases. Assets and liabilities are recorded at amounts equal to the fair value of the leased properties at the beginning of their respective lease terms. These assets are depreciated over their estimated useful lives.

Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses as incurred.

Advertising costs
The Company's policy is to expense advertising costs as the costs are incurred. The Company incurred total advertising costs of $993 and $6,265 during the years ended December 31, 2019 and 2020, respectively.

Income taxes
Income taxes for the Company are accrued and paid at the corporate level. As required by the Income Taxes topic of the FASB Accounting Standards Codification, the Company's management considers future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies as it relates to the evaluation of the Company's tax provision and accrual. The Company's management believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

Subsequent events
In accordance with ASC 855, *Accounting for Subsequent Events,* the Company evaluated subsequent events through December 22, 2021, the date these financial statements were available to be issued. With the exception of those matters discussed in Note 13, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 2   Concentration of credit risk

The Company maintains its cash balances in bank deposit accounts which, at times, may exceed federally insured limits. At December 31, 2019 and 2020, the Federal Deposit Insurance Corporation (FDIC) guaranteed non-interest bearing and interest-bearing accounts up to $250,000 per institution. At December 31, 2019 and 2020, the Company had no uninsured cash balances.

Note 3   Accounts receivable

At December 31, 2020, accounts receivable over 90 days totaled $0.

As of December 31, 2018, the total accounts receivable balance was $0.

SEE INDEPENDENT ACCOUNTANTS' REPORT.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 4   Related party transactions

As of December 31, 2019, the stockholder owes the company $29,617. During the year ended December 31, 2020, the stockholder borrowed an additional $31,279 from the company. As of December 31, 2020, the stockholder owed the company $60,896. There is no interest on the loan.

Note 5   Convertible debt

Convertible debt at December 31, 2019 and 2020, consist of the following:

	2020	2019
Note payable to family office beginning August 30, 2019, including interest at 10%, matures August 30, 2021.	$ 50,000	$ 50,000
Note payable to investor beginning July 29, 2020, including interest at 10%, matures July 31, 2022.	5,000	-
Note payable to investor beginning June 25, 2020, including interest at 10%, matures June 30, 2022.	25,000	-
Note payable to family office beginning June 29, 2020, including interest at 10%, matures June 30, 2024.	25,000	-
Note payable to investor beginning July 22, 2020, including interest at 10%, matures July 22, 2022.	10,000	-
Total notes payable	115,000	50,000
Less notes payable, current portion	50,000	-
Notes payable, noncurrent portion	$ 65,000	$ 50,000

Aggregate maturities or principal payments required under the agreement for each of the succeeding five years are as follows:

2021	$ 50,000
2022	40,000
2023	-
2024	25,000
2025	-
2026 and beyond	-
	$ 115,000

Note 5   Convertible debt (continued)

The convertible notes have the same terms for redemption with three possible events:
- Maturity date of the note is reached at such a time principal and interest on the note are due.
- Next equity financing defined as the sale of convertible preferred stock in which the aggregate proceeds to the Corporation (excluding proceeds from the conversion of the Note and any other indebtedness of the Corporation that converts into equity in such financing) equals or exceeds $1,000,000. The convertible note holder, upon conversion will be entitled to receive that number of whole shares of financing preferred stock in an amount equal to the conversion amount as of the conversion date divided by eighty percent (80%) of the price per share paid for by the other purchasers of the financing preferred stock.
- In the event of change of control of majority of voting shares of stock, the convertible note holder will have the option to be paid the principal and unpaid interest or convert into shares of the Company's common stock at a price per share equal to 80% of fair market value.

As disclosed in the independent accountants' review report, the convertible notes have not been assessed for existence of embedded derivatives related to their redemption terms and a valuation of these potential derivatives has not been performed. The effect of this departure from generally accepted accounting principles in unknown.

Note 6   Future equity obligations

At December 31, 2019 and 2020, the Company had Simple Agreements for Future Equity (SAFE). These agreements are separate from the convertible notes discussed in Note 5. The agreements consist of the following:

	2020	2019
Simple Agreement for Future Agreement note payable to family office beginning July 30, 2017, in exchange of payment.	$ 50,000	$ 50,000
Simple Agreement for Future Agreement note payable to investor beginning January 2019 in exchange of payment.	5,000	5,000
	$ 55,000	$ 55,000

Investors have rights to certain shares of Company's capital stock, subject to terms including a discount rate of 20%. If there is an equity financing, defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation, before the expiration or termination of these agreements, the Company will automatically issue to the investor a number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price.

The future equity obligations have not been assessed for existence of embedded derivatives and not been valued at fair value or mark-to-market. The effect of this departure from generally accepted accounting principles is unknown.

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

ROOG, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 7   Cash flow statement disclosure

During the years ended December 31, 2019, and 2020 the Company paid did not pay any interest or income taxes.

Note 8   Income taxes and deferred tax liabilities

At December 31, 2019 and 2020, the Company has estimated that the current expense (benefit) recognized from deferred income taxes is $0 and $0, respectively. The components of the income tax provision (benefit) for the years ended December 31, 2019, and 2020, are as follows:

	2019	2020
Current:		
Federal expense (benefit)	$ -	$ -
State expense (benefit)		
Deferred:		
Federal expense (benefit)	-	-
State expense (benefit)		
Income tax provision	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows: tax net operating losses.

Significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred income tax assets:	$ -
Deferred tax liabilities:	-
Total net deferred assets/liabilities	$ -

Note 9 Recent accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases*, to increase transparency and comparability of accounting for lease transactions. The new standard requires lessees to recognize lease assets and lease liabilities on their balance sheet for all leases with a lease term of greater than 12 months. Lessor accounting is largely unchanged. ASU 2016-02 is effective for years beginning after December 15, 2021, for private companies, with early adoption permitted. The Company is assessing what effect the adoption of this standard may have on the financial statements as a whole.

ROOG, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 10   Commitments and contingencies

In the ordinary course of conducting business, the Company becomes involved in various disputes resulting in claims or assessments made against the Company.

COVID-19

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China and has since extensively impacted the global health and economic environment. In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President declared the COVID-19 outbreak in the United States as a national emergency.

The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates and the related impact on construction and development, all of which are highly uncertain.

Note 11   Accounting for uncertainty in income taxes

The Company applies FASB ASC 740-10-50-15, *Accounting for Uncertainty in Income Taxes* – an interpretation of FASB Statement 109 in accounting for uncertain tax positions. The Company has varying open tax years subject to examination between 2017 - 2020. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. No interest expense related to uncertain tax positions was recognized during the years ended December 31, 2019, and 2020. The Company believes it does not have uncertain tax positions.

Note 12   Going concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company is pre-revenue and consequently has operated a loss since inception. These losses have reduced working capital and increased the stockholders' deficit. As a result, substantial doubt exists about the Company's ability to continue as a going concern within one year after the date the that these financial statements are available to be issued.

As explained in Note 13, during 2021, the Company has launched a beta version of its website and application and developed three streams of revenue. The Company is actively working to obtain additional funding including listing on the Ignite platform. As most work is done by the Company founder, the Company is able to operate on with little working capital and has very little current due debt.

Note 12   Going concern (continued)

The ability of the Company to continue as a going concern is dependent upon the success of these actions. There can be no assurance that the Company will successfully accomplish its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 13   Subsequent events

In September 2021, the Company launched beta versions of its website and an application available on the Apple Store. The application has been downloaded over 500 times and over 1,000 business have registered. The Company has also started offering consulting services to targeted businesses.

In October 2021, the Company entered into agreements with three people for options to purchase stock to compensate for the work they have done for ROOG, Inc. Each person has the right purchase up to 180,000 shares when fully vested for $0.25 per share. The vesting period began retroactively as of June 1, 2019, and the shares vest quarterly. The options will be fully vested as of June 1, 2023. The options will expire October 13, 2031.

APPENDIX F: CUSTOMER SURVEY QUESTIONS

Research Data:

Both business and shopper surveys were conducted in-person and online. As of November 5, 2018, the sample size of respondents includes 97 (31 business and 66 users). Respondent's ages range from 21-65, where 62% of business owners fall within 22-44 years of age. Responses were collected across 15 states (5 in business surveys and 10 in user surveys). Full survey question and survey data can be accessed from our research [cloud drive](#).

APPENDIX G: SAFE AGREEMENT

ROOG

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

ROOG INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _____ (the "**Investor**") of _____ (the "**Purchase Amount**"), as of _____, 2022, Roog Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. *Events*

   (a) **Equity Financing**. If there is Equity Financing that equals or exceeds one million dollars ($1,000,000) before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

   In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

   (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

   (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

   (b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

   In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will

43

automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to: the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate the any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ROOG INC.

By:_____

Name: Brandon Thurman

Title: Founder / President

Address: 4519 Yancy St. Dallas, TX 75216

Email: brandon@roog.co

INVESTOR:

By:_____

Name:_____

Title:_____

Address:_____

Email:_____

[Remainder of page intentionally left blank]